UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SEG Partners Long/Short Equity Fund
(Name of Subject Company (Issuer))

SEG Partners Long/Short Equity Fund
(Name of Filing Person(s) (Issuer))

CLASS I and CLASS A SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

815789-201 (Class I)

815789-102 (Class A)
(CUSIP Number of Class of Securities)

Jennifer Vinsonhaler
Select Equity Group, L.P.
380 Lafayette Street
New York, New York 10003
(212) 475-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

and

David L. Williams, Esq.
Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Suite 3300
Chicago, IL 60606
(312) 569-1000

July 1, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
⌧	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

●
SEG Partners Long/Short Equity Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $38,326,065, or approximately 1,502,469 Shares outstanding as of June 30, 2025) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender) (“NAV”), calculated as of the Valuation Date (as defined below), less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the classes offered by the Fund designated as Class I (“Class I Shares”) and Class A (“Class A Shares”) that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. The net asset value per Class I Share and Class A Share as of the close of business on June 30, 2025 was $25.53 and $25.53, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on July 31, 2025 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The NAV of Shares will be calculated for this purpose as of September 30, 2025, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

●
A Shareholder may tender all its Shares or some of its Shares. An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 after the repurchase is effected.  If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor's Shares of the Fund.

●
A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. For this purpose, Shares tendered will be treated as repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares made by such Shareholder (adjusted for subsequent net profits and losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares made by such Shareholder (as adjusted) until such Shares are repurchased.

●
If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period and increase the amount of Shares that the Fund is offering to purchase, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law.

●
Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note").  Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shares determined as of the Valuation Date.  The Notes provided to Shareholders in payment for tendered Shares will not be transferable.  The delivery of such Notes will generally be made within 65 days of the Notice Due Date.  Each Note will be held by U.S. Bank Global Fund Services on the tendering Shareholder’s behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to the tendering Shareholder’s address, as maintained in the books and records of the Fund.

●
The Note will entitle the Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment").  The Initial Payment will be made within 65 days after the Notice Due Date.

The second and final payment in respect of a promissory note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

Payments for the repurchase of Shares (and any Notes issued in connection therewith) will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, or borrowings (if the Fund elects to borrow).

●
Following this summary is a formal notice of the Fund’s offer to purchase your Shares.  The Offer remains open to you until the end of the day on July 31, 2025, at 11:59 p.m., Eastern Time.  Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase.  Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Shares on or prior to August 27, 2025 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date. See Item 4(a)(1)(vi).

●
If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o U.S. Bank Global Fund Services, at the address/fax number listed in this Offer, so that it is received before the end of the day on July 31, 2025, at 11:59 p.m., Eastern Time.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before September 30, 2025, when the value of your Shares will be determined for purposes of calculating your purchase price.  The net asset value of your Shares is determined daily.

●
Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. You should also realize that although the Offer is scheduled to expire on July 31, 2025, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through September 30, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.
.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by U.S. Bank Global Fund Services.  To assure good delivery, please send the Letter of Transmittal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor.  If you fail to confirm receipt of your Letter of Transmittal by U.S. Bank Global Fund Services, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is "SEG Partners Long/Short Equity Fund." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o Select Equity Group, L.P., 380 Lafayette Street, New York, New York, 10003, and the phone number is (212) 475-8335.

(b) The title of the securities that are the subject of the Offer is Class I and Class A Shares of beneficial interest in the Fund. As of the close of business on June 30, 2025, the net asset value of the Fund was $153,304,260.  Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 25% of the net assets of the Fund  that are tendered by and not cancelled by Shareholders as described above in Item 1.
(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated November 8, 2024 (as it may be amended from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is "SEG Partners Long/Short Equity Fund." The Fund's principal executive office is located at c/o Select Equity Group, L.P., 380 Lafayette Street, New York, New York, 10003 and the telephone number is (212) 475-8335. The investment adviser of the Fund is Select Equity Group, L.P. (the “Adviser”). The principal executive office of the Adviser is located at 380 Lafayette Street New York, New York 10003. The trustees on the Board are Jon Morgan, Kristen Leopold, Maureen O’Toole and Matthew Stadtmauer.  The address for the Board of Trustees is c/o SEG Partners Long/Short Equity Fund, 380 Lafayette Street, New York, New York, 10003.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25% of the net assets of the Fund  that are tendered by Shareholders by 11:59 p.m., Eastern Time, on July 31, 2025 (or if the Offer is extended, by any later Notice Due Date) and not cancelled as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on September 30, 2025, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares.  However, if a Shareholder does not tender all of its Shares, the Shareholder’s remaining account balance (i.e., the Shareholder’s account balance determined as of September 30, 2025 less the dollar amount of the investor's tender and any applicable Early Repurchase Fee) must be equal to at least $50,000.  If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Board reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between April 30, 2025 and September 30, 2025, the remaining account balance as of September 30, 2025, net of the amount of any tender, is below $50,000, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above).  In either case, repurchases of Shares by the Fund will be made in the form of a Note.  The delivery of such Note will generally be made promptly (within five business days) after September 30, 2025.  Each Note will be held by U.S. Bank Global Fund Services on the Shareholder’s behalf. Upon a written request to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to the tendering Shareholder at the address maintained in the books and records of the Fund.  Each Note will entitle a Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment").  The Initial Payment will be made within 65 days of the Notice Due Date.  The second and final payment in respect of a Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on July 31, 2025. Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv) Not applicable.

(v) At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer.  Shareholders will be notified of any such extension, amendment or cancelation.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and cancel any tenders of their Shares.  Once a tender is cancelled, Shares may be re-tendered, provided that such tenders are made before the appropriate due date.  If the Fund has not yet accepted a Shareholder's tender of Shares on or prior to August 27, 2025, a Shareholder will also have the right to cancel its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to U.S. Bank Global Fund Services, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to U.S. Bank Global Fund Services, also to the attention of Tender Offer Administrator, at the fax numbers set forth.  The completed and executed Letter of Transmittal must be received by U.S. Bank Global Fund Services, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on July 31, 2025 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to U.S. Bank Global Fund Services by certified mail, return receipt requested, or by facsimile transmission.  If a Shareholder elects to tender, it is the tendering Shareholder's responsibility to confirm receipt of the Letter of Transmittal or other document by U.S. Bank Global Fund Services.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after August 27, 2025, if the tender of Shares has not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received by U.S. Bank Global Fund Services at the address or fax numbers set forth.  Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 of the Offer to Purchase.  A form to give notice of withdrawal is included in the mailing sent to Shareholders.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii)  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  As stated in Section 3 of the Offer, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Valuation Date.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined by the Board.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

(ix) If Shares in excess of approximately 25% of the net assets of the Fund (more than $38,326,065 of Shares) are duly tendered to the Fund prior to the Notice Due Date and not cancelled prior to the Notice Due Date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Fund has no present intention to accept any additional Shares.

(x) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.  Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer.  Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them.  Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months.  Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Declaration of Trust provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Board that the Fund offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations on April 1, 2025 and has previously made no offers to purchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or Board; and (b) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Registration Statement and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares from time to time, but is under no obligation to do so, and may do so as determined by the Board.

(c) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has  any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of either of the Fund's members of the Board, or in the management of the Fund, including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund's Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 25% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, and/or borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board, has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund's portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of June 30, 2025, the Adviser has 4,000 Shares (approximately 0.7% of all Shares) in the Fund. As of June 30, 2025, none of the Fund’s independent Trustees or officers held any Shares

(b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person deemed to be controlling the Fund, the Adviser or the Board.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on April 1, 2025 and has not produced financial statements.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3) Not applicable.

(4) Net asset value per share as of June 30, 2025 was $25.53 for Class I Shares, and $25.53 for Class A Shares.

(b) The Fund's assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable. (c) None

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

Filing Fees: Calculation of Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SEG Partners Long/Short Equity Fund

By:	/s/ Matthew Stadtmauer
Name: Matthew Stadtmauer
Title: Interested Trustee, President and Principal Executive Officer

July 1, 2025

EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

Filing Fees: Calculation of Filing Fee Tables

Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

SEG Partners Long/Short Equity Fund
If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

July 1, 2025

Dear SEG Partners Long/Short Equity Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by SEG Partners Long/Short Equity Fund (the “Fund”). If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest of the Fund (the "Shares") valued as of September 30, 2025, please disregard this notice and take no action.

The tender offer period will begin on July 1, 2025 and will end at 11:59 p.m., Eastern Time, on July 31, 2025, at which point the tender offer will expire.  The purpose of the tender offer is to provide liquidity to Shareholders of the Fund.  Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.  There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own.

Should you wish to tender all or some of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, U.S. Bank Global Fund Services ("USBGFS") no later than July 31, 2025, either by mail or by fax, or work with your registered investment advisor, broker-dealer or other intermediary (collectively “Investment Advisor”) to convey the Letter of Transmittal to USBGFS.  If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you elect to tender, please confirm receipt of the Letter of Transmittal by USBGFS by calling the Fund at (212) 475-8335 or working with your Investment Advisor to contact USBGFS.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting USBGFS, whether sent directly or through your Investment Advisor, to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by USBGFS, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 475-8335.

Sincerely,

SEG Partners Long/Short Equity Fund

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Exhibit (a)(1)(ii)

Offer to Purchase

SEG Partners Long/Short Equity Fund
c/o Select Equity Group, L.P.
380 Lafayette Street
New York, New York 10003
(213) 475-8335

DATED JULY 1, 2025

OFFER TO PURCHASE SHARES

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY U.S. BANK GLOBAL FUND SERVICES
BY JULY 31, 2025

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON JULY 31, 2025, UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Shareholders of SEG Partners Long/Short Equity Fund:

SEG Partners Long/Short Equity Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to 25% of Shares (as defined below) or portions of Shares pursuant to tenders by shareholders at a price equal to their net asset value as of September 30, 2025 (or at a later date if the Offer is extended), less any Repurchase Fees (defined below) due to the Fund in connection with the repurchase.  As used in this Offer, the term "Share," or "Shares," as the context requires, shall refer to the shares of beneficial interests of the Fund designated as Class I Shares and Class A Shares. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on July 31, 2025 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. This Offer is being made to all shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Agreement and Declaration of Trust, dated as of November 4, 2024 (as it may be amended from time to time, the "Declaration of Trust").

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Shareholders should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) likely will change between June 30, 2025 (the most recent date as of which net asset value is available) and September 30, 2025, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.  Tendering Shareholders should also note that although the tender offer expires on July 31, 2025, they remain Shareholders in the Fund until September 30, 2025, when the net asset value of their Shares is calculated.  Any tendering investors that wish to obtain the most current net asset value of their Shares on this basis should contact the Fund at (212) 475-8335.

Shareholders wishing to tender their Shares of the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to U.S. Bank Global Fund Services in the manner set forth below.

IMPORTANT

None of the Fund, Select Equity Group, L.P. (the “Adviser”), or the Board makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares.  Shareholders must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser or the Board.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, U.S. Bank Global Fund Services ("USBGFS"):

SEG Partners Long/Short Equity Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI  53202
Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

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TABLE OF CONTENTS

1.	Summary Term Sheet	2
2.	Background and Purpose of the Offer	4
3.	Offer to Purchase and Price	5
4.	Amount of Tender	5
5.	Procedure for Tenders	6
6.	Withdrawal Rights	6
7.	Purchases and Payment	7
8.	Certain Conditions of the Offer	8
9.	Certain Information About the Fund	9
10.	Certain Federal Income Tax Consequences	9
11.	Miscellaneous	10

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1.	Summary Term Sheet

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

●
The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $38,326,065, or approximately 1,502,469 Shares outstanding as of June 30, 2025). We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender), calculated as of the Valuation Date, less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the classes offered by the Fund designated as Class I (“Class I Shares”) and Class A (“Class A Shares”) that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on July 31, 2025 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The NAV of Shares will be calculated for this purpose as of September 30, 2025, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

●
A Shareholder may tender all its Shares or some of its Shares. An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 after the repurchase is effected.  If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor's Shares of the Fund.

●
A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. For this purpose, Shares tendered will be treated as repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares made by such Shareholder (adjusted for subsequent net profits and losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares made by such Shareholder (as adjusted) until such Shares are repurchased.

●	If the Offer is oversubscribed by investors who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

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●
Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note").  Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shares determined as of the Valuation Date.  The Notes provided to Shareholders in payment for tendered Shares will not be transferable.  The delivery of such Notes will generally be made within 65 days of the Notice Due Date.  Each Note will be held by U.S. Bank Global Fund Services on the tendering Shareholder’s behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to the tendering Shareholder’s address, as maintained in the books and records of the Fund.

●
The Note will entitle the Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment").  The Initial Payment will be made within 65 days after the Notice Due Date. (See Section 7)

The second and final payment in respect of a promissory note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

Payments for the repurchase of Shares (and any Notes issued in connection therewith)  will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, or borrowings (if the Fund elects to borrow).

●
Following this summary is a formal notice of the Fund's offer to purchase your Shares.  The Offer remains open to you until the end of the day on July 31, 2025, at 11:59 p.m., Eastern Time.  Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase.  Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the Notice Due Date.  If the Fund has not yet accepted your tender of Shares on or prior to August 27, 2025, you will also have the right to cancel the tender of your Shares after such date. (See Section 6)

●
If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o USBGFS, at the address/fax number listed in this Offer to Purchase, so that it is received before the end of the day on July 31, 2025, at 11:59 p.m., Eastern Time.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before September 30, 2025, when the value of your Shares will be determined for purposes of calculating your purchase price.  The net asset value of your Shares is determined at least daily. (See Section 5)

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●
Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. You should also realize that although the Offer is scheduled to expire on July 31, 2025, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through September 30, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase. (See Section 7)
.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by USBGFS.  To assure good delivery, please send the Letter of Transmittal to USBGFS and not to your broker or dealer or financial advisor.  If you fail to confirm receipt of your Letter of Transmittal by USBGFS, there can be no assurance that your tender has been received by the Fund.

2. Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Declaration of Trust. The Registration Statement and the Declaration of Trust provide that the Board has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Board that the Fund offer to repurchase interests from its Shareholders quarterly. The Fund commenced operations on April 1, 2025 and has previously made no offers to purchase Shares from Shareholders.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Declaration of Trust. While the Adviser intends to recommend to the Board that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Board is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

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Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on July 31, 2025 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Valuation Date.

3. Offer to Purchase and Price.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 25.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on July 31, 2025 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of September 30, 2025 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4. Amount of Tender.

Subject to the limitations set forth below, Shareholders may tender all or some of their Shares.  If a Shareholder tenders an amount that would cause the investor's account balance to fall below $50,000, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between June 30, 2025 and September 30, 2025, your remaining account balance as of September 30, 2025, net of the amount of any tender you have made, is below $50,000, the Fund will not reduce the amount of your tender.  The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 25.00% (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If more than 25.00% of Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Fund has no present intention to accept any additional Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

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5. Procedure for Tenders.

Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to USBGFS, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to USBGFS, also to the attention of Tender Offer Administrator, at the fax number set forth.  The completed and executed Letter of Transmittal must be received by USBGFS, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to USBGFS by certified mail, return receipt requested, or by facsimile transmission.  If a Shareholder elects to tender, it is the tendering Shareholder’s responsibility to confirm receipt of the Letter of Transmittal or other document by USBGFS.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering Shares, including, but not limited to, the failure of USBGFS to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share(s) or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor the Board shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

6. Withdrawal Rights.

Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after August 27, 2025, if the tender of Shares has not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received by USBGFS at the address or fax number set forth.  Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 above.  A form to use to give notice of withdrawal is included and also available by calling the Fund at the phone number indicated above.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 5.  You are responsible for confirming that any notice of withdrawal is received by USBGFS.  If you fail to confirm receipt of a notice of withdrawal by USBGFS, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6

7. Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  As stated in Section 3 above, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Valuation Date.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the next business day.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 above).  In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note").  The delivery of such Notes will generally be made within 65 days of the Notice Due Date.  Each Note will be held by USBGFS on your behalf. Upon a written request by you to USBGFS, USBGFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.  Each Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (Initial Payment).  The Initial Payment will be made within 65 days after the Notice Due Date.  The second and final payment in respect of a Note (“Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.   A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. For this purpose, Shares tendered will be treated as repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares made by such Shareholder (adjusted for subsequent net profits and losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares made by such Shareholder (as adjusted) until such Shares are repurchased.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

The cash payments described above (the "Cash Payments") will be made by wire transfer directly to an account designated by the tendering Shareholder.  If such Shareholder does not provide account information, the Cash Payments will be sent directly to such Shareholder’s mailing address as listed in the Fund's records, unless such Shareholder advises the Fund in writing of a change in its mailing address.

7

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, and borrowings (if any).  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

8. Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the next business day.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 8(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Trustees waive the Fund's rights under this Section 8, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8

9. Certain Information About the Fund.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust.  The Fund's principal executive office is located at 380 Lafayette Street New York, New York 10003, and the telephone number is (212) 475-8335. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Registration Statement; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Board, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy (if any) for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person, other than those that currently exist.

Other than the issuance of Shares by the Fund in the ordinary course of business, during the past 60 days, there were no transactions involving the Shares that were effected by the Fund, the Advisor, the Board or any person controlling the Fund, the Adviser or the Board.

10. Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer.  Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them.  Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months.  Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

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Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

11.          Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Shareholder in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth above or from the SEC's website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.

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Exhibit (a)(1)(iii)

LETTER OF TRANSMITTAL

Regarding Shares of

SEG Partners Long/Short Equity Fund

Tendered Pursuant to the Offer to Purchase
Dated July 1, 2025

If you do not wish to sell any of your Shares, please disregard this Letter of Transmittal.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY U.S. BANK GLOBAL FUND SERVICES EITHER BY MAIL OR BY FAX BY, THE END OF THE DAY ON JULY 31, 2025, AT 11:59 P.M., EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Fax
Or Mail To:

SEG Partners Long/Short Equity Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI  53202
Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

For additional information:
Phone: (212) 475-8335

To assure good delivery, please send this Letter of Transmittal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor.

1

SEG Partners Long/Short Equity Fund

Ladies and Gentlemen:

The undersigned hereby tenders to SEG Partners Long/Short Equity Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the shares of beneficial interest of the Fund ("Shares") held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated July 1, 2025 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Shares tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase the Shares tendered hereby.  The undersigned recognizes that, if the Offer is oversubscribed, not all of the undersigned's Shares will be purchased. The undersigned also recognizes that the amount of the payment of the purchase amount for Shares will be based on the unaudited value of the Fund as of September 30, 2025, subject to an extension of the Offer as described in Section 8 of the Offer.

The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, U.S. Bank Global Fund Services ("USBGFS"), to receive this Letter of Transmittal or any other document.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.

Shareholders are responsible for confirming receipt of this Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth above.  Please allow 48 hours for this Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt.  If you fail to confirm receipt of this Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.

Payment of the purchase price for the Shares of the undersigned, as described in Section 7 of the Offer to Purchase, will consist of a promissory note that will be held for the undersigned by USBGFS.  Cash payments due pursuant to the promissory note will be deposited directly to the account designated by the undersigned.  If such investor does not provide account information, the cash payments will be sent directly to such investor's mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

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All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

Part 1. Name:
Name of Investor:
SS# or Tax ID #:	Phone #:
Part 2. Amount of Shares of the Fund to be Tendered (check one):
□	All Shares
□	# Shares:
□	Shares with a specific dollar value: $
Subject to maintenance of a minimum balance of $50,000 (the "Required Minimum Balance").  The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Amounts payable are subject to pro ration as described in the Offer to Purchase.
Part 3. Payment (check one):
□	Please wire proceeds to the account set forth in the Investor’s subscription material.
□	Please wire proceeds to the account set forth below: Bank Name: Bank Address: ABA #: Account Name: Account # For Further Credit: FFC #:

3

Part 4. Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
Name of Investor:
Signature:		Day	Month	Year
(Exactly as Appears on Investor Certification)
(If joint tenants, both must sign)
Joint Tenant Signature:		Day	Month	Year
(Exactly as Appears on Investor Certification)
FFOR ENTITY INVESTORS:
Name of Investor:
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)
(If two signatures are required, both must sign)
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)

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Exhibit (a)(1)(iv)

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Shares of

SEG Partners Long/Short Equity Fund

Tendered Pursuant to the Offer to Purchase
Dated July 1, 2025

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY U.S. BANK GLOBAL FUND SERVICES EITHER BY MAIL OR BY FAX BY, THE END
OF THE DAY ON JULY 31, 2025, AT 11:59 P.M., EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Fax Or Mail To:

SEG Partners Long/Short Equity Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI  53202

Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

For additional information:
Phone: (212) 475-8335

To assure good delivery, please send this Notice of Withdrawal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor.

You are responsible for confirming that this Notice is received by U.S. Bank Global Fund Services.  To assure good delivery, please send this page to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor. If you fail to confirm receipt of this Notice, there can be no assurance that your withdrawal will be honored by the Fund.

1

SEG Partners Long/Short Equity Fund

Signatures(s):
FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
Signature:		Day	Month	Year
(Signature of Owner Exactly as Appeared on Investor Certification)
Print Name of Investor:

Joint Tenant Signature:		Day	Month	Year
(If joint tenants, both must sign.)	(Signature of Owner Exactly as Appeared on Investor Certification)
Print Name of Joint Tenant:

2

Part 4. Signature(s) (continued):

FOR OTHER INVESTORS:
Print Name of Investor:
Signature:		Day	Month	Year
(Signature Exactly as Appeared on Investor Certification)
Print Name of Signatory
and Title:
Co-Signatory if necessary:		Day	Month	Year
(Signature Exactly as Appeared on Investor Certification)
Print Name of Co-Signatory
and Title:

3

Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders in Connection with Acceptance of Offers of Tender

SEG Partners Long/Short Equity Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

SEG Partners Long/Short Equity Fund (the "Fund") has received and accepted your tender request.

Because you have tendered and the Fund has purchased all or a part of your Shares, you have been issued a non-interest bearing, non-transferable promissory note (the "Note"), entitling you to receive an initial payment in an amount equal to at least 90% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of September 30, 2025, in accordance with the terms of the tender offer (the "Initial Payment").  The Note is held by U.S. Bank Global Fund Services, the Fund's administrator, fund accountant, and transfer agent, on your behalf.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

The Initial Payment will be made within 65 days after the Notice Due Date.  The second and final payment in respect of the Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the September 30, 2025 valuation date and based upon the results of the annual audit of the Fund's financial statements for the year in which the valuation date occurred, over (2) the Initial Payment.  It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

In the event that it is later determined, subsequent to the tender offer's valuation date of September 30, 2025, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain an investor in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into the account you have designated.

Should you have any questions, please feel free to contact the Tender Offer Administrator at (877) 653-1415.

Sincerely,

SEG Partners Long/Short Equity Fund

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SEG Partners Long/Short Equity Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested Shares of the SEG Partners Long/Short Equity Fund (the "Fund").

Because you tendered Shares of the Fund, you have previously been issued a promissory note, entitling you to receive an initial payment of at least 90% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of September 30, 2025, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into the account you have designated.  The remaining value owed under the promissory note will be determined after the annual audit of the Fund's financial statements is completed (within 60 days after the end of the fiscal year of the Fund (October 31)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at (212) 475-8335

Sincerely,

SEG Partners Long/Short Equity Fund

Enclosure

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